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                                                                      Exhibit 4D

                             Load Amortization Rider

Rider Date:              [ September 1, 2005 ]

Rider Termination Date:  [ September 1, 2025 ]


This rider is made part of the policy to which it is attached. Except as stated in this rider, it is subject to all the terms and conditions of the policy. This rider is effective as of the Rider Date.

                                   DEFINITIONS

Load Amortization Charge

The Load Amortization Charge is equal to the Load Amortization Rate times the Total Account Value.

Load Amortization Rate

The Load Amortization Rate is determined by Lincoln Life on an annual basis and is guaranteed not to exceed 2.00%.

Net Premium Payment

While this rider is in effect, the definition of Net Premium Payment, as described in the Policy is replaced to be the premium payment available for allocation to the Fixed Account and Variable Sub-Accounts.

                                     GENERAL

Overview

This optional rider replaces the premium-based charges (i.e. Premium Loads, Premium Taxes and DAC Taxes), for twenty (20) years from the Rider Date Issue, with a Load Amortization Charge. The Load Amortization Charge is based on a percentage of the Total Account Value and will be deducted on each Monthly Anniversary Day as part of the Monthly Deduction.

On the Rider Termination Date, or on the date we receive your request In Writing to terminate this rider, the premium-based charges will then be deducted as described in the Policy.

Termination

This rider and all rights provided under it terminate automatically upon the earlier of:

     a.   The Rider Termination Date; or

     b.   The date the Policy terminates for any reason; or

     c.   The date we receive your request In Writing to terminate this rider.


                                     Lincoln  Life & Annuity Company of New York

                                               [GRAPHIC APPEARS HERE]

                                                     [President]

LR853 (05/05)                        NY